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                                                     Filed by IKOS Systems, Inc.
                  Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                             Subject Company: IKOS Systems, Inc.
                                                   (Commission File No. 0-18623)


Tuesday, October 30, 2001, 4:30 p.m., EST

Operator:               Good day ladies and gentlemen and welcome to the
                        IKOS Systems fourth quarter 2001 teleconference.
                        At this time, all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time.
                        As a reminder this conference call is being recorded. I would now like to introduce your host for today's conference, Mr. Joe Rockom, Chief
                        Financial Officer.  Mr.  Rockom, you may begin.

Mr. Rockom:             Thank you for joining us this afternoon.  Today we
                        will review the company's final results for the fourth quarter and full fiscal year ending
                        September 30, 2001, which we released approximately a half-hour ago and are now available on our website. This call is also being broadcast on the internet and will be available on the ikos website, at www.ikos.com for the next 30 days. Joining me is Ramon Nunez, President and Chief Executive
                        Officer. I'll begin today's call with the usual safe harbor clause, and provide a summary of our financial highlights. Then Ramon will review the key business events of the quarter. In this course of this conference call, including the question and answer period, the company may make projections or other forward looking statements regarding future events, including a proposed merger with Synopsys or the future financial performance of the company pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
                        We wish to caution you that such statements address matters that are subject to risk and uncertainties and that actual results may differ materially from those express or implied by our forward looking statements. We refer you to the documents that the company files from time to time with the SEC, specifically the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the proxy statement regarding the proposed merger. These documents contain important factors that could cause actual results to differ materially from those contained in the company's projections or forward-looking statements. On October 2 we announced preliminary results for the fourth quarter that exceeded the prior expectations that we had shared with you on our third quarter teleconference on July 18th, 2001. During the fourth quarter we transitioned from the company's historical accounting method to the method required by the SEC under Bulletin 101, called "SAB 101".
                        As a result, the figures I'm
                        about to discuss are in accordance with SAB 101. In accordance with SAB 101, revenues for the fourth quarter were $14.9 million, significantly above our earlier preliminary expectations of approximately $12-$12.5 million revenues due to the accounting change. Revenues for the fourth quarter of fiscal 2000 were $22.1 million, and revenues for the prior quarter were $9.5 million. Net income for the quarter was $741,000, or $.08 per diluted share of marked improvement over the net sale, net loss, of $6.7 million, or $.74 per diluted share for Q3 of this year, and compared with net income of $3.2 million, or $.32 per diluted share for the fourth quarter of fiscal 2000. Aside from the impact of SAB 101, the sequential reduction and net loss stems largely from expense controls over the last two quarters, as well as additional cost-cutting initiatives during the quarter which I'll touch on later. For fiscal
                        2001, revenues were $61.1 million, compared with $72.8
                        million for fiscal 2000. Net loss for the year was $4.6 million or $.51 per diluted share, compared with net income of $8.3 million, or $.84 per diluted share for the same period last year. Now I'll turn it over to Ramon.

Ramon: Thanks, Joe, and thanks to each of you for joining us today. We're pleased with the relative sequential improvement in our quarterly revenues. Despite the difficult economic climate, we exceeded our earlier expectations for revenue and bookings.
                        Our marketing organization has been working diligently on new commercial programs that address the current economic environment and enable customers with budget constraints to still have access to our technology. Some of these programs include the iEN program for short-term rentals on the V Station 5M, the iSwitch 2 Program that allows customers to upgrade from our competitors equipment to IKOS' latest products, and to V Station 5MX, a replicate program that allows customers to acquire multiple emulation systems for software/hardware, co-verification, at substantially reduced price per gate levels. As a consequence, in recent months, we have seen increased sales activities and we also believe we have gained market share during the quarter. In the past, we have opted not to disclose specific book to bill, or bookings information in order to balance competitive sensitivities with investor information needs.
                        However, as the result of our pending merger with Synopsys and the measurement criteria specified in the agreement, we will now disclose bookings in order to better meet the information needs of our investors. For the fourth quarter, our bookings were $12.3 million. Bookings were split 83% domestic, and 17% international, and the revenue for the fourth quarter was 79% and 21%, respectively. Assuming the improvement in our pipeline continues, we believe our bookings should be flat to up slightly, on a sequential basis, for the first quarter of 2002. It is important to note that the measurement criteria in the Merger Agreement defines revenue and profit before tax in specific terms, which may differ from revenue and income before provision for income taxes reported in our financial statements. Again, while we caution you that the positive signs that I discussed earlier are preliminary, we hope that they may lead to our customers' budget becoming less constrained as we move into 2002. I know many of you are interested in how our market is shaping up, and although our data sample is limited, we continue to see networking and consumer electronics companies most impacted by the economic slowdown. On the positive side, many of our traditional customers have stated that their preliminary plans for 2002 include additional investments in hardware assisted verification solutions. In summary, while the economy is still difficult and our visibility therefore limited, we are encouraged by the sequential increase in our revenues and initial signs that the health of our pipeline is improving. We believe that if our customers' budgets and spending continue to improve, our bookings pattern will show sequential growth over the next few quarters leading to the successful completion of our proposed merger with Synopsys. Now, Joe will provide additional highlights of our financial results for fourth quarter and full year fiscal 2001. Joe.

Joe Thanks, Ramon. Simulation product revenues for fourth quarter were $331,000 compared with $4.5 million for the same quarter a year ago. For fiscal 2001, simulation revenues were $9.8 million, compared with the $21.5 million for fiscal 2000, due to our continued strategic focus on growing our emulation Business. Emulation product revenues for the fourth quarter were $8.7 million, compared with $12.8 million for the fourth quarter of fiscal 2000. For the full year emulation revenues totaled $29.6 million, down slightly from $30.7 million in fiscal 2000. The fact that we were able to hold emulation revenues virtually flat in a downed economy was driven by our strong line-up of advanced emulators, such as the V Station 15M, which has attracted a strong customer interest in spite of the weak economy. As a result, emulation products again comprise the lion's shares of the books at about 68% of total bookings for simulation products comprising the remainder. Gross margin approved in the previous quarter due to improved shipment volume and our continued focus on controlling costs. Yet, it is still below our target. Gross margin for the quarter was 70.5%, compared with 78.8% a year ago, and with 62% for the third quarter. Operating expenses for the fourth quarter were $12.8 million, including $2,000,000 of Axis litigation costs, and other related costs related to the Synopsys merger that are to be excluded from the profit calculations per the definitive agreement. This compares to $13.4 million a year ago, and $13.7 million the previous quarter. R&D expenses were $3.8 million, or 25.3% of revenues compared with $4.5 million, or 20.3% for the fourth quarter of 2000. Excluding merger transaction costs, we continue to hold operating expenses in check, pending a meaningful improvement in our business. As a result, we implemented additional cost-cutting initiatives during the quarter. These initiatives included a 20% reduction in senior management salaries, and a workforce reduction of 22 full time employees, as well as mandatory days off for all staff, in order to reduce operating expenses in line with reduced revenues levels. Spending declined by over $1 million versus the prior quarter, and the cost savings I highlighted are expected to save IKOS approximately $6 million on an annualized basis. Turning to the balance sheet, cash and investments were $15.6 million, down from the $17.2 million reported on June 30th, the end of the previous quarter, and down from $19.8 million, reported on September 30th, our prior fiscal year-end.
                        Cashflow was negative $1.6 million for the quarter due to the recent losses that we posted. DSO's decreased to 60 days versus 93 days the previous quarter, primarily due to the increase in recognized income for the quarter. With that I'll conclude prepared remarks and open the floor for questions. Operator?

Operator:               Thank you.  If you have a question at this time,
                        please press the "1" key on your touchtone telephone. If your question has been answered, or you wish to remove yourself from the queue, please press the "#" key. One moment for questions. Our first question is from Mike Crawford of B. Reilley
                        & Company.

Mike Crawford:          Good afternoon.  I missed part of the call, so
                        excuse me if you talked about this, but of the $12.3 million of bookings in this quarter, what did that compare with the prior quarters and how does that usually - how soon is that translated into revenue typically?

Ramon: We don't, we haven't released bookings information for the prior quarters, Mike, and so I don't have that data in front of me, but typically, bookings in a given quarter, the majority of that is recognized in the quarter with perhaps about a third moving into, all of the products bookings, moving into subsequent quarters. You have to keep in mind that approximately, depending on any given quarter, $4-6 million of that bookings number is in maintenance, and that gets pro rata distributed over the following 12 months.

Crawford:               O.K., and maintenance has continued to tick up, is
                        that something that...expect to continue going forward?

Joe: Yes, as a matter of fact, we do. It probably isn't going to have the dramatic improvements that we've had in some of the years past, but it is continuing to tick up.

Crawford:               O.K., thanks Joe.  What about your new replicate
                        solutions, what kind of reception are you getting in the marketplace with those?

Ramon: We're actually getting a very good reception in the market. In the last couple of years we have satisfied that need by providing rental or short-term solutions of some commercial equation, and we have found that many of our customers that needed to have multiple copies of the emulated design for software verification as well as hardware verification, needed to have a more commercially viable alternative, and therefore, our marketing organization and our engineering people have put together a solution that really...it's aimed at that problem, to allow customers to buy multiple copies of an emulator at a substantially reduced price per gate. It's a brand new program, the initial reaction is very positive, and I don't believe we have booked any deals yet, but it was just announced in the last week or so.

Crawford:               O.K., and then, final question.  With, in the past
                        you've talked about the technology guys at these other firms really wanting the emulation flags, but there not being enough budgets freed up at corporate and what if any changes have you seen in that?

Ramon:                  A couple of changes that I think are worth noting.
                        First of all, there are signs that most of the companies that had constrained their budgets significantly earlier in the year have gone through their expense cutting substantially through September and are now beginning to invest, although very with a lot of scrutiny on those investments, invest for projects that are ongoing or new projects beginning in the fall and into next year. The second point that is worth noting is that I've been out talking to quite a few customers both in North America as well as in Europe, and many of our customers have confirmed that they are putting budgets in place for fiscal 2002, that include additional investments in emulation.

Crawford:               O.K., thanks a lot.

Operator:               Once again, ladies and gentlemen, if you do have a
                        question, please press the number 1 on your touchtone telephone. One moment please. Our next question is from Brian Swift of Security Research
                        Associates.

Brian Swift:            Hi, I've got a couple of questions.  One, in the
                        press release you mention that nVidia plans to upgrade their portfolio or their 5Ms up to the 15M, and could you give me an idea how many of those they have? And over what period of time that's going to be? Will it be within the, now and the June 30?

Ramon: I don't gave the exact numbers, but the transaction was completed in September, and most of that order was shipped in September. I do know that they had on the order of 6-10 of the old emulators, which had a capacity of somewhere in the range of 1/3 to 1/2, excuse me, 1/6th to 1/3 of a 50 net capacity, so you can do the math, and that will give you a sense of how much they got, but we're not allowed to disclose the specifics, because they want to keep that confidential.

Swift: O.K., and the other part is um, in this accounting change here, this SAB 101. It looks like if you go back to the restatements under the previous quarters, there is about, there is about a little over $3 million worth of revenues that were reduced in March and June, and it looks like you got maybe 2-1/2 of that or something back in the September quarter, so leaving another million bucks.... How
                        does this impact the Synopsys deal? I mean, do you get the benefit of these? I mean, it looks like from an accounting standpoint, it's a good deal for you, but I would like to know what, you know, how does it affect the deal? Are all these revenues getting credited towards this 12 month period from July 1 to June 30, '02?

Joe: Well of course, that's our position, Brian, and if you, the definitive agreement states that, you know, it's recognized revenue and certainly this is recognized revenue. We can't help it I guess, if SAB 101 has us recognizing this revenue in the first quarter of the measurement period. So presumably it will be counted as far as revenue is concerned. But the key element of course is bookings and bookings, like Ramon mentioned, this quarter is $12.3 which, you know, if you annualize it, it's pretty close to the $50 million minimum target and hopefully we can go from there.

Swift: And the deal is a combination of revenues and, in other words, you don't get the full benefit of the increased revenues if it's at the expense of backlog. Right?

Joe:                    Right, exactly.

Swift: So, it all comes out in the wash anyway. So to speak.

Joe:                    That's a technical accounting term I guess.

Swift And, in surveying your customers and the pipeline so to speak, do you think there's going to be, you know, a pickup in the March quarter, or do you think it's beyond that when capital spending kinda frees up and, you know, with companies like IBM and whatever that you've been sitting on an order for long enough to create cobwebs.

Ramon: Well, that's, that's the crux of the business outlook, right? It is what, when is it going to turn? Although we can't predict for sure, I can tell you that the indications I've gotten from many, many of our customers that have fiscal years beginning in January, have stated that their fiscal year budgets include additional investments. And, it really depends not so much on the budget cycle, but really depends much more on the projects requirements, and that's spread all over the period. Some customers are actually looking at spending more money in this December quarter, and not having to wait until next fiscal year. Of course, those are issues that we have to - we'd love to result to help the customer resolve, but the net of it is that I think that the March quarter should, should prove interesting to us. We expect some sequential improvement, but we still don't have clear visibility of that, but it's fair to say that for all of 2002, there are enough signs that seem to point to a positive improvement and our best guess at this point is that we'll see sequential improvement in bookings each quarter, and the extent of the sequential improvement is, you know, anybody's guess.

Swift: O.K., and I guess lastly, and relating to that, I mean, how much do you think the impact on when these people, these customers, start buying, will be as a result of more the technology driven as opposed to, you know, the capital spending side of it. I mean, you alluded to it by saying the timing of projects, but I guess what I mean is that they get a project going and the current product that they're using for emulation, does not, you know, won't, won't, won't do the trick. In other words, in terms of getting the testing that they need, it goes beyond what these new designs might be, you know, in smaller geometries, bigger densities that outstrip the capacity of their current testing equipment. And, it seems like that could be a factor in the timing, but do you think that there's, I mean, do you see that? Or do you see any signs of that?

Ramon: You know, I think it's pretty difficult to make a general category session, because it's really all over the map. I can tell you that there are some significant signs that the most innovative and aggressive companies take the opportunity of these downturns to gain market share and not worry too much about the projects that they had intended to complete during the year, but to take a look at the next generation project and invest in that one. And, to that extent, I think we will begin to see some of these budgets break loose, because these companies that are going to take the market by a storm when the economy does turn, will have to have the right products, will have to have the right technology, and I think those are the kinds of products that these companies are really investing and developing right now, and at least the kinds of deals that we are seeing today, are more in that class, that category of companies, where even in the networking business, where the economy and all signs that you see are pretty, pretty slow. Even in that sector, we see companies that are more aggressive going ahead and investing and taking the next step to be ready for when the economy turns.
                        I could tell you were about to release a press release in the next few days from one of our customers, Alcatel, that has just purchased the third generation of emulators and, again, they're smack in the middle of that networking segment, but they're investing now, to be ready for when the economy turns. So, that's more of what we see.

Swift:                  Has the Alcatel one already been shipped, or...

Ramon:                  No...

Swift:                  Or is that something that's in this quarter?

Ramon:                  That's December quarter.

Swift: Good. Cause you guys have a habit of putting out press releases on products that you shipped about 6 months ago?

Ramon: Well, that's not our wish. We're driven by the customer's schedule more than anything.

Swift:                  Alright, thanks.

Ramon:                  Thanks, Brian.

Operator:               Our next question is from Manoz Sancarnie of
                        Chipinvestor.com.

Manoz:                  Ramon and Joe, good afternoon.

Ramon:                  Hello Manoz.

Manoz: Well, congratulations on the decent quarter in a tough environment.

Ramon:                  Thank you.

Manoz: Now, do you expect to, any kind of seasonality in the December quarter as you have seen in the past?

Ramon: I think seasonality has gone away, because of all the economy. Actually, unlike in the prior few years, where you know, we're still hoping that the indicators that we've seen in the recent weeks and months will continue and produce a significantly better quarter than what we had in September. Still a prediction, that that's what we're hoping.

Manoz: So, your guidance, if I may use that word, for the December quarter is sequential improvement.

Ramon: I would say, I would just qualify that, that since we don't have clear visibility, I would say flat to slightly up. Now on the booking side, now the revenue can, you know, move from quarter to quarter.

Manoz: O.K. And, can you tell us what the backlog change has been in Q4.

Joe: Well, we haven't been commenting about the backlog, and I think the thing to focus on, you know, for all of the investors, is the bookings. And that's why we've given the booking number this quarter.
                        If you look at the definitive agreement it talks about revenue plus change in backlog, which is fundamentally bookings. So, I think the bookings number is the number to focus on. The only time that the revenue comes into play, quite frankly, is that we need the revenue to generate the minimum PBT, but the real number for calculating the transaction price, is going to be the bookings, and for this quarter was $12.3, and we hope that we can at least maintain that, and maybe bump it up a little the next quarter.

Manoz: O.K. And now, how is the backlog and our revenue, how are they impacted if you were to rent say a 5M, instead of selling it?

Joe: It will go into, it will be part of the bookings number, so it'll increase the bookings. But, of course, the revenue will be spread out over time. So, we'll get credit for the bookings, but the revenue will get spread out over time, and depending on the timing of it, I mean if we get a 12-month rental at the end of the measurement period, then only 6 months of it counts, because we're only allowed, we only get credit for you know, 6 months of backlog. But, as far as rentals are concerned, we'll get credit for the booking, and the revenue, whenever it shows up.

Manoz: So, O.K., and then, in terms of revenues coming in from rentals, versus from sales, are you seeing a large portion going through the rentals? Can you give us some idea on that?

Ramon: Let me tell you that we have done rentals in the history of the company from time to time. What we have done, is what's different now, is that we've taken the stance of looking at the economy and saying what can we do to, to gain that incremental revenue that, that wouldn't be ordinarily possible because the companies just flat don't have the budget. And, so what we're looking at from the rental perspective is that incremental revenue. And, it's, again its, I don't think the revenues are much different that what we've had in the past from the rental standpoint. But, I think over the next, over the next several months, we're going to see that increase. We've limited this iEN program which is a very aggressive rental program to the 5M technology, which is the generation prior to the 15M, because the 15M has obviously higher value and we need to get that value, and also the 5M allows us to address smaller designs that perhaps don't have the big budgets the big projects have. So, the net of it is that we think that this will be incremental, that revenue that we wouldn't ordinarily get because of the pricing that these products usually demand, and it's too early to tell on the iEN, but I think we're very optimistic.

Manoz: OK. And, you mentioned nVidia, how they, you view it to the very complex chips like G-4 series processors. What interest, if any, are you seeing from companies that make microprossors, DSBs, than other kinds of high complexity chips?

Ramon: We have traditionally not had very good play in the processor the traditional processor market for a variety of reasons that I won't get into, but fundamentally, there are other verification alternatives that some of those companies use. However, in the DSB area and other large process or segments, we have done reasonably well and we have an excellent solution for those kinds of designs, and we are engaged in several customer engagements both as customers as well as new prospects.

Manoz: O.K., and one final quick question to Joe. You mentioned emulator for 68% of bookings. What that for Q4 or for the fiscal year 2001?

Joe:                    That was for Q4.

Manoz: Q4. And 32% of the bookings were for the simulation products?

Joe:                    Yes.

Manoz:                  Thank you.

Ramon:                  Thank you.

Operator:               One moment for questions please.  We have an
                        additional question from Brian Swift of Security
                        Research Associates.

Brian Swift:            Yes, this is a follow-up to that last comment.  If
                        32% of your 12.5 million bookings was from simulation, that would indicate a fairly significant uptick from the 300,000 you actually shipped for the most recent quarter. What's happening in simulation to kinda give it a new breath of life?

Joe: That I think was probably an anomaly. I mean we don't expect simulation bookings to continue to increase. You know, the size of these orders are sometimes fairly large, and it doesn't take, you know, many orders actually, you know, to distort the number. Particularly, when you're working on a small base. You take out the maintenance, and now you're working with a reasonably small base.

Brian: Well, yeah, but usually, you know, you get an order, and you turn it pretty quick, and the size of the order relative to the revenues shipped was pretty, you know, pretty significant.


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
                        So, is that going to show up in the December quarter then?

Joe:                    Yeah.  Right.

Brian:                  All right, so it makes your bogey a little easier.
                        (laughing)  Thanks.

Ramon:                  Thanks, Brian.

Operator:               Our next question is from David Wright of Henry
                        Investment Trust.

David Wright            Hi.  Earlier in the call, you made reference to
                        merger costs being included, excuse me, being excluded from the profit calculation. I missed the number that you cited.

Joe: The number that I cited was $2,000,000. So, $2,000,000 of expenses or $2,000,000 of the PBT is excluded in Q4. For calculating the transaction price with Synopsys.

David Wright:           Right, right.  So, if $2,000,000 of expenses are
                        excluded, that benefits PBT.

Joe:                    That's true.

David Wright;           O.K., so are you saying, that's just a one,
                        one-time credit?

Joe: No, it's ongoing, I mean, to the extent that we have those costs. Now, for example, the merger costs hopefully those will be mostly over, certainly this quarter. But, we still have some coming in this quarter.

David Wright:           O.K., so the, the $2,000,000 that we're talking
                        about for Q4, is that all in the G&A line of the income statement for the quarter?

Joe:                    Yes.

David Wright:           O.K.  Thanks very much.

Operator:               Our next question is from Gabe Thornhill of J.P.
                        Morgan.

Thornhill:              Hi, guys.  Um, so what data points do you have to
                        back up your claim that you're taking share in the emulation space?

Ramon: This is purely anecdotal. We don't have any data that is confirmed by third parties. Anecdotal in terms of what we see in the market as well as what companies have like Cadence


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
                        have commented on in the conference call.

Thornhill:              O.K.  Have you had competitive situations where
                        you've lost deals, or how's that been going?

Ramon: Most of the engagements we win. We do have a few now and then that we lose.

Thornhill:              All right, thanks.

Ramon:                  You bet.

Operator:               Once again, if you do have a question, please press
                        the number 1. One moment for questions. Our next question is from Dave Carter of Palestra Capital.

Dave Carter:            Hi, just wanted to follow-up on that last
                        question. Um, you guys have been kind enough to break up the bookings number, and I guess you're doing that because it's relevant to the calculation of the consideration and the merger agreement. Can you just tell us what the profit before tax number is? You made reference to it, can you just clarify it as it relates to the Merger Agreement? What the actual number was for the quarter?

Joe: The actual number for the quarter that is reported is $6.7 million, loss. From that, you subtract $2 million, so you really get a $4.7, no that's the June 30th quarter, I was reading the wrong one. For Q4, the reported loss was $1.8 million.

Dave Carter.            O.K.

Joe:                    And, you add back in $2,000,000.

Dave Carter:            O.K.

Joe:                    So, essentially, it's a slight profit.

Dave Carter:            O.K., about $200,000 then?

Joe:                    Right.

Dave Carter:            O.K., great.  And then, just as it relates to the
                        revenue estimates that you gave out at the beginning of the month, you know, obviously, $12-12
                        -1/2 and you reported $14.9, how much of that was attributed to the accounting change, and how much of that was attributed to you know, business that you weren't


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
                        expecting.

Joe:                    Practically all of that was the accounting change...

Dave Carter             Accounting.  O.K.  O.K., great.  Thank you.

Operator:               This concludes the question and answer session, Mr.
                        Rockom. I would now like to turn the program back to you.

Rockom: Thanks again for joining us today. I'll be available for follow-up calls the rest of today and tomorrow. Otherwise, we look forward to our next teleconference with you in January, when we'll report our financial results for the first quarter of fiscal 2002. Thanks again, and good afternoon.

Operator:               Ladies and Gentlemen:  This concludes today's
                        conference. Thank you for your participation. You may disconnect at this time, and have a great day.
                        Goodbye.


Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include statements relating to IKOS' pipeline, bookings, customer budgets and spending, the completion of IKOS' proposed merger with Synopsys, cost savings and expected quarterly results. Investors are cautioned that such forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation, current economic conditions, budget and spending constraints of IKOS' customers, lack of visibility regarding future industry or economic conditions, continued acceptance and development of IKOS' existing and new products, increased levels of competition for IKOS, new products and technological changes, IKOS' dependence upon third-party suppliers, intellectual property rights, achievement of cost controls, satisfaction of conditions to and costs relating to consummation of IKOS' proposed merger with Synopsys and other risks detailed from time-to-time in IKOS' periodic reports filed with the Securities and Exchange Commission. IKOS assumes no obligation to update the forward-looking statements contained in this release.

Additional Information: In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy

Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.



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